Exhibit 99.1

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7164
www.magna.com

PRESS RELEASE

MAGNA ENTERS INTO AGREEMENT TO ACQUIRE GETRAG

July 16, 2015, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has signed an agreement to acquire the Getrag Group of Companies (“Getrag”), one of the world’s largest suppliers of automotive transmissions.

Getrag has an 80-year history in transmissions and is a technology leader, offering a range of transmission systems which include manual, automated-manual, dual-clutch, hybrid and other advanced systems.  We believe the architecture of Getrag’s product line is well-positioned to support current and future automotive powertrain configurations.  In particular, Getrag is a leader in the growing market for dual-clutch transmissions (“DCTs”), which is expected to be one of the highest growth segments globally over the next decade.

In addition to its wholly-owned operations, Getrag has significant joint-venture relationships with Ford, as well as Chinese auto makers Jiangling and Dongfeng.  Other Getrag customers include BMW, Daimler, Renault, Volvo and Great Wall.  Including joint-venture locations, Getrag has approximately 13,500 employees and operates 13 manufacturing and 10 engineering centres in nine countries in Europe, Asia and North America.   Getrag’s 2014 consolidated sales were approximately €1.7 billion, which excludes approximately €1.6 billion in sales generated in its non-consolidated joint-ventures.

Don Walker, Magna’s Chief Executive Officer, commented: “As part of our ongoing product portfolio review, we have identified the expansion of our powertrain business as a strategic priority.  Getrag is an excellent fit with this strategy.  Getrag is a technology leader in a product area that we believe is well-positioned to benefit from industry trends that are driving increased vehicle fuel-efficiency and reduced emissions.  Getrag’s joint venture relationships also provide significant growth potential in China, the world’s largest automotive market and the fastest growing market for DCTs.  Lastly, Getrag has a highly capable and experienced workforce, including deep powertrain engineering expertise.”

The purchase price for 100% of the equity of Getrag is approximately €1.75 billion.  This represents an enterprise value of approximately €2.45 billion less proportionate net debt and proportionate pension liabilities, which together are estimated to be approximately €700 million at closing.  The purchase price is subject to working capital and other customary purchase price adjustments.

The transaction is expected to close near the end of 2015, subject to a number of conditions including obtaining all necessary regulatory approvals.

We will hold a conference call for interested analysts and shareholders to review the acquisition on Thursday, July 16, 2015 at 8:30 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-768-9481. The number for overseas callers is 1-416-981-9031. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. A slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be:  North America 1-800-558-5253 and overseas 1-416-626-4100 (reservation number is 21772389) and will be available until Thursday, July 23, 2015.

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer, at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations, at 905-726-7035.  For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

ABOUT MAGNA

We are a leading global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centres in 29 countries.  We have approximately 133,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

FORWARD LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: strategic benefits expected to result from the acquisition; anticipated growth of the DCT market and our ability to capitalize on such expected growth; potential growth opportunities in China with Getrag’s joint venture partners; and our ability to benefit from industry trends related to increased fuel efficiency and reduced emissions. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the satisfaction or waiver of conditions to complete the transaction, including obtaining required regulatory approvals, and the consummation of the transaction; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to consistently develop innovative products or processes; warranty and recall costs; pension liabilities; the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices;  risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.